ALSTON&BIRD LLP

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www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com

November 14, 2008

Ms. Karen J. Garnett

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Paladin Realty Income Properties, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-11
Filed October 28, 2008
File No. 333-146867

Dear Ms. Garnett:

This letter sets forth the responses of Paladin Realty Income Properties, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated November 10, 2008 with regard to the above-referenced filing. For your convenience, we have set forth below your comments followed by the relevant responses.

Supplement No. 3 dated October 28, 2008

Selected Financial Data, page 4

1. Comment: Please revise your disclosure to include funds from operations per share data for the most recent four fiscal quarters. As funds from operations is a non-GAAP financial measure, please also include a reconciliation to GAAP for the interim data.

Response: The Company has included in Supplement No. 3, dated November 14, 2008 (“Supplement No. 3”), which is included in Post-Effective Amendment No. 2 to its Registration Statement on Form S-11 filed on November 14, 2008 (“Post-Effective No. 2”) the calculation of funds from operations per share data for the most recent four fiscal quarters in response to the Staff’s comment.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Karen J. Garnett

November 14, 2008

2. Comment: Please revise your disclosure to include compensation paid to your advisor during your last fiscal year and in the current fiscal year to date. Include in your disclosure all accrued but unpaid amounts.

Response: The Company has revised its disclosure in Supplement No. 3 included in Post-Effective No. 2 regarding fees and reimbursements paid to the advisor and its affiliates to disclose the amounts paid for the year ended December 31, 2007 and for the nine months ended September 30, 2008. The Company also has disclosed the amounts that have accrued but remain unpaid as of September 30, 2008.

Sincerely,

/s/ Lesley H. Solomon
Lesley H. Solomon

cc:	Whitney A. Greaves, Paladin Realty Income Properties, Inc.